Exhibit 99.1
Notice of Meeting
Annual General Meeting The Hague and London Tuesday May 15, 2007
This document is important and requires your immediate attention.
If you are in any doubt about what action to take, you should seek your own personal advice immediately from a financial advisor authorised under the Financial Services and Markets Act 2000 if you are in the UK or, if you are not, from another appropriately authorised financial adviser. If you have sold or transferred all your ordinary shares in Royal Dutch Shell plc, please give this letter and the accompanying documents to the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

Contents Chairman’s Letter Page 3 Notice of Meeting Page 4 Explanatory Notes on Resolutions Page 6 Shareholder Notes Page 10 Attendance The Hague, The Netherlands Page 12 London, United Kingdom Page 13
Attendance — The Hague and London
The 2007 Annual General Meeting will be held on Tuesday May 15, 2007 in The Hague, The Netherlands, with an audio-visual link to a satellite meeting place in London, UK. The meeting will start at 11.00 am (Dutch time), 10.00 am (UK time).
While the Directors will be located in The Hague, shareholders located in London will be able to participate fully in the meeting via an audio-visual satellite link.
Shareholders in each location will be able to see and hear the other location by way of large screens located on stage, and ask questions at designated question points. Shareholders in both The Hague and London will also be able simultaneously to vote on each of the resolutions, and on any other matter which may properly come before the meeting, using electronic handsets.
Details of the arrangements for the meeting locations in The Hague and London are given on pages 12 and 13.

Chairman’s Letter April 5, 2007
Dear Shareholder,
I am pleased to invite you to the Company’s Annual General Meeting which will be held on Tuesday May 15, 2007. This will be my first AGM since my appointment as Chairman last year and I hope as many of you as possible are able to attend.
The principal meeting place for the AGM will be in The Hague, with an audio-visual link to a satellite meeting place in London. While the Directors will be located in The Hague, an audiovisual link will enable shareholders and their proxies attending the AGM at each venue to see and hear the business being conducted, ask questions and vote. The meeting will be conducted in English although there will be Dutch translation facilities available at each venue.
The business to be conducted at the meeting is set out in this Notice with explanatory notes concerning each of the resolutions. The business is of a routine nature for a listed company and your Board recommends that you vote in favour of each of the resolutions.
The AGM provides an opportunity for you to ask questions about the business set out in this Notice and to raise other matters about the business of the Company. As Chairman of the meeting, I will endeavour to ensure that discussions are kept relevant and that as many shareholders as possible have the opportunity to speak. Even if you are not able to come to the meeting, I would urge you to vote by following the guidance notes on pages 10 and 11. All resolutions for consideration at the meeting will be decided on a poll rather than a show of hands.
Finally, I would like to take this opportunity to thank Aarnout Loudon, who is stepping down as a Director of the Company at the close of the meeting, for his service to Royal Dutch Shell and previously to Royal Dutch Petroleum Company. I am delighted that Rijkman Groenink has agreed to join the Board as a Non-executive Director and I hope you will vote in support of his appointment.
Yours faithfully,
Jorma Ollila
Chairman

Notice of Meeting
Notice is hereby given that the Annual General Meeting of Royal Dutch Shell plc will be held at Circustheater, Circusstraat 4, The Hague, The Netherlands at 11.00 am (Dutch time) on Tuesday May 15, 2007, with an audio-visual link to a satellite meeting place at Novotel London-West Hotel and Convention Centre, 1 Shortlands, Hammersmith, London, United Kingdom at 10.00 am (UK time), for the purposes of considering the following business:
To consider and, if thought fit, to pass the following Resolutions, with those numbered 1-11 and 14 being proposed as Ordinary Resolutions and those numbered 12-13 being proposed as Special Resolutions.
Resolution 1
That the Company’s annual accounts for the financial year ended December 31, 2006, together with the Directors’ report and the Auditors’ report on those accounts, be received.
Resolution 2
That the Remuneration Report for the year ended December 31, 2006 set out in the Annual Report and Accounts 2006 and summarised in the Annual Review and Summary Financial Statements 2006 be approved.
Resolution 3
That Rijkman Groenink be elected as a Director of the Company with effect from May 16, 2007.
Resolution 4
That Malcolm Brinded be re-elected as a Director of the Company.
Resolution 5
That Linda Cook be re-elected as a Director of the Company.
Resolution 6
That Maarten van den Bergh be re-elected as a Director of the Company.
Resolution 7
That Nina Henderson be re-elected as a Director of the Company.
Resolution 8
That Christine Morin-Postel be re-elected as a Director of the Company.
Resolution 9
That PricewaterhouseCoopers LLP be re-appointed as Auditors of the Company.
Resolution 10
That the Board be authorised to settle the remuneration of the Auditors for 2007.

Resolution 11
That the Board be and hereby is generally and unconditionally authorised in substitution for all other subsisting authorities, to the extent unused, to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of E 150 million, such authority to expire on August 14, 2008 or, if earlier, at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution (unless previously revoked or varied by the Company in general meeting), save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.
Resolution 12
That the Board be and hereby is empowered, pursuant to Section 95 of the Companies Act 1985, to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by the previous resolution and/or where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the said Act as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, provided that this power shall be limited to:
(A) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of holders of ordinary shares (excluding treasury shares) where the equity securities respectively attributable to the interests of such ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (as the case may be) (subject to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever); and
(B) the allotment (otherwise than pursuant to sub-paragraph (A) above) of equity securities up to an aggregate nominal value of E22 million, and shall expire on August 14, 2008 or, if earlier, at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.
Resolution 13
That the Company be authorised to make market purchases (as defined in Section 163 of the Companies Act 1985) of up to 644 million ordinary shares of E0.07 each in the capital of the Company at prices of not less than E 0.07 per share and not more than the higher of:
(A) 5% above the average market value of those shares for the five business days before the purchase is made; and
(B) that stipulated by Article 5(1) of Commission Regulation (EC) No. 2273/2003,
such authority to expire on August 14, 2008 or, if earlier, at the conclusion of the next Annual General Meeting of the Company, but so that the Company may before such expiry, pursuant to the authority granted by this resolution, enter into a contract to purchase such shares which would or might be executed wholly or partly after such expiry. In executing this authority, the Company may purchase shares using any currency, including pounds sterling, US dollars and euros.
Resolution 14
That, in accordance with Section 347C of the Companies Act 1985 and in substitution for any previous authorities given to the Company, the Company be authorised to make donations to European Union (“EU”) political organisations not exceeding £200,000 in total per annum, and to incur EU political expenditure not exceeding £200,000 in total per annum, during the period beginning with the date of the passing of this resolution and ending on August 14, 2008 or, if earlier, at the conclusion of the next Annual General Meeting of the Company. In this resolution, the terms “donation”, “EU political organisation” and “EU political expenditure” have the meanings set out in Section 347A of the Companies Act 1985.
By Order of the Board
Michiel Brandjes Company Secretary Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands April 5, 2007

Explanatory Notes on Resolutions
Note to Resolution 1
Annual Report and Accounts
The Board of Directors will present the Company’s annual accounts for the financial year ended December 31, 2006 together with the Directors’ report and the Auditors’ report on those accounts.
Note to Resolution 2
Consideration and approval of the Remuneration Report
Resolution No. 2 is a resolution seeking approval of the Directors’ Remuneration Report for the year ended December 31, 2006. The Report has been prepared and is laid before the meeting in accordance with the Companies Act 1985. The Board considers that the policy and practice outlined in the Report are appropriate to the Company’s circumstances and that the Report should receive shareholder support.
Note to Resolution 3
Election of Director
As announced on March 8, 2007, the Board proposes that Rijkman Groenink be elected as a Director of the Company, such appointment to take effect from May 16, 2007. The Board believes the election of Rijkman Groenink is in the best interests of the Company as he brings with him valuable banking and finance experience. His biographical details are given below.
Notes to Resolutions 4-8
Retirement and re-election of Directors
The Directors seeking re-election at the 2007 AGM are Malcolm Brinded, Linda Cook, Maarten van den Bergh, Nina Henderson and Christine Morin-Postel. Their biographical details are given below. Aarnout Loudon is retiring and not standing for re-election at the 2007 AGM.
Each of the Non-executive Directors seeking re-election, namely Maarten van den Bergh, Nina Henderson and Christine Morin-Postel, has received a performance evaluation and was considered to be effective in the role and to be committed to making available the appropriate time for board meetings and other duties.
The Board recommends that you support the re-election of each of the retiring Directors standing for re-election at the 2007 AGM.
Notes to Resolutions 9 and 10
Re-appointment of Auditors and determination of Auditors’ remuneration
The Company is required to appoint Auditors at each general meeting at which accounts are presented, to hold office until the end of the next such meeting.
Resolution No. 9 proposes the re-appointment of PricewaterhouseCoopers LLP as the Company’s auditors. Resolution No. 10 seeks authority for the Board to determine their remuneration. Both resolutions are being proposed as ordinary resolutions.
Note to Resolution 11
Authority to allot shares
Under Section 80 of the Companies Act 1985, the Directors are, subject to certain exceptions, unable to allot relevant securities without the authority of the shareholders in a general meeting.
Rijkman Groenink
Born August 25, 1949. A Dutch national, Rijkman Groenink is Chairman of the Managing Board of ABN AMRO Bank and has held this position since May 2000. He joined AMRO Bank in 1974 and was appointed to the Managing Board in 1988. Following the merger of ABN and AMRO Bank in 1990, he was appointed to the Managing Board of ABN AMRO. He is a member of the United Nations Advisor Group on Inclusive Financial Sectors, the European Financial Services Round Table and the Institut International d’Etudes Bancaires. He is also a supervisory board member of SHV.
Malcolm Brinded
Born March 18, 1953. A British national, appointed an Executive Director of Royal Dutch Shell in October 2004. He was previously a Managing Director of Shell Transport since March 2004 and prior to that a Managing Director of Royal Dutch since 2002. Joined the Group in 1974 and has held various positions around the world including Country Chair for Shell in the UK, and Director of Planning, Environment and External Affairs at Shell International Ltd.
Linda Cook
Born June 4, 1958. A US national, appointed an Executive Director of Royal Dutch Shell in October 2004. She was appointed a Managing Director of Royal Dutch in August 2004 and was a Board member of Royal Dutch until the merger of the company on December 21, 2005. She was President and Chief Executive Officer and a member of the Board of Directors of Shell Canada Limited from August 2003 to July 2004. Joined Shell Oil Company in Houston in 1980, and worked for Shell Oil Company in Houston and California in a variety of technical and managerial positions. Member of the Society of Petroleum Engineers and a Non- executive Director of The Boeing Company.

Relevant securities are defined in that Act to include the Company’s ordinary shares or securities convertible into the Company’s ordinary shares. Resolution No. 11 is proposed as an ordinary resolution to authorise the Directors to allot ordinary shares up to an aggregate nominal value of E150 million, representing approximately one third of the share capital of the Company in issue at March 7, 2007. The Directors’ authority will be valid up to August 14, 2008, or, if earlier, the date of the next Annual General Meeting. This authority complies with the guidelines issued by institutional investors. The Directors have no immediate plans to make use of this authority.
Note to Resolution 12
Disapplication of pre-emption rights
Under Section 89 of the Companies Act 1985, when new shares are allotted or treasury shares are sold for cash, they must first be offered to existing shareholders pro rata to their holdings.
This special resolution renews, for the period ending on August 14, 2008 or, if earlier, the date of the next Annual General Meeting, the authorities of the Directors to (a) allot shares of the Company in connection with a rights issue or other pre-emptive offer; and (b) otherwise allot shares of the Company, or sell treasury shares for cash, up to an aggregate nominal value of E22 million (representing, in accordance with institutional investor guidelines, approximately 5% of the share capital in issue as at March 7, 2007) as if the pre-emption rights of Section 89 did not apply. The Directors have no immediate plans to make use of these authorities.
Note to Resolution 13
Renewal of authority to make market purchases of Royal Dutch Shell plc ordinary shares
Resolution No. 13 is a special resolution and renews the Company’s authority to make market purchases of its ordinary shares. The Board regards the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of the Company. Under the current authority the Company may make market purchases of up to an aggregate of approximately 667 million ordinary shares at prices not less than E0.07 per share and not more than the higher of (a) 5% above the average market value of those shares for the five business days preceding the purchase; and (b) that stipulated by Article 5(1) of Commission Regulation (EC) No. 2273/2003. Article 5(1) states that a company must not re-purchase shares at a price higher than the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.
The current authority will expire at the conclusion of this AGM and the Directors are seeking renewal until August 14, 2008 or the
Maarten van den Bergh
Born April 19, 1942. A Dutch national, appointed Non-executive Director of Royal Dutch Shell in October 2004. He was a member of the Royal Dutch supervisory board from 2000 to July 4, 2005. Managing Director of Royal Dutch from 1992 to 2000 and President from 1998 to 2000. He was Chairman of the Board of Directors of Lloyds TSB from 2001 to May 11, 2006. He is a member of the Boards of Directors of BT Group plc and British Airways plc and Chairman of the supervisory board of Akzo Nobel N.V.
Nina Henderson
Born July 6, 1950. A US national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. She was a Non-executive Director of Shell Transport from 2001 to 2005. Previously President of a major division and Corporate Vice-President of Bestfoods, a major US foods company, responsible for worldwide core business development. Non-executive Director of Pactiv Corporation, AXA Financial Inc., Del Monte Foods Company and Visiting Nurse Service of New York.
Christine Morin-Postel
Born October 6, 1946. A French national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. She was a member of the Royal Dutch supervisory board from July 2004 and was a Board member of Royal Dutch until the merger of the company on December 21, 2005. Formerly she was Chief Executive of Société Générale de Belgique, Executive Vice-President and member of the Executive Committee of Suez S.A., Chairman and CEO of Credisuez plc from 1996 to 1998 and a Non-executive Director of Pilkington plc. She is a Non-executive Director of Alcan Inc. and 3i Group plc.

Explanatory Notes on Resolutions
date of the next Annual General Meeting, if earlier. The maximum number of shares covered by the new authority is 644 million ordinary shares — being approximately 10% of the current issued ordinary share capital as of March 7, 2007 — and the price limits will be as described above for the current authority. Any shares purchased under the renewed authority will either be cancelled or held in treasury. Treasury shares are shares in the Company which are owned by the Company itself. It is the intention of the Company to hold some or all of the shares which are repurchased under this authority as treasury shares within the limits allowed by law. Once shares are held in treasury, the Directors may dispose of them in accordance with the relevant legislation, but their current intention is to use such treasury shares only for the purposes of, or pursuant to, an employee share scheme.
The Directors confirm that they will exercise the on-going buyback authority only when, in the light of prevailing market conditions, they consider that such purchases would be in the best interests of the shareholders generally. The Board is making no recommendation as to whether shareholders should sell their shareholding in the Company.
The Company has no warrants in issue in relation to its shares and no options to subscribe for its shares outstanding.
Note to Resolution 14
Authority for certain donations and expenditure
This ordinary resolution seeks authority from shareholders to enable the Company to make donations up to an aggregate of £200,000 per annum and incur political expenditure up to an aggregate of £200,000 per annum in the European Union (“EU”), which it would otherwise be prohibited from making or incurring because of the Political Parties, Elections and Referendums Act 2000 in the UK. The Directors are seeking such authority for the period up to August 14, 2008 or, if earlier, at the conclusion of the next Annual General Meeting.
The Company has no intention of changing its current practice of not making political donations or incurring political expenditure and will not do so without the specific endorsement of shareholders. However, the said Act defines EU Political Organisations widely to include, amongst other things, organisations which carry on activities which are capable of being reasonably regarded as intended to affect public support for a political party in any EU member state or to influence voters in relation to any referendum in any EU member state. As a result, it is possible that EU Political Organisations may include, for example, bodies concerned with policy review and law reform, with the representation of the business community or sections of it or with the representation of other communities or special interest groups which it may be in the Company’s interest to support.
YOUR DIRECTORS UNANIMOUSLY RECOMMEND THAT YOU VOTE FOR RESOLUTIONS 1 TO 14.

Shareholder Notes
Royal Dutch Shell — Types of holding
There are several ways in which Royal Dutch Shell shares or an interest in those shares can be held. These include:
· directly as registered shares in certificated or uncertificated form in a shareholder’s own name;
· through the Royal Dutch Shell Corporate Nominee;
· indirectly through Euroclear Nederland (via Banks or Brokers); or
· as a direct or indirect holder of either A or B American Depositary Receipts (ADRs) with the Depositary (The Bank of New York).
If you wish to attend the Annual General Meeting or appoint a proxy to attend, speak and vote on your behalf, please see the relevant section below depending on the way you hold your shares.
Shareholders with registered shares in own name or holding their shares through the Royal Dutch Shell Corporate Nominee
• Registered holders of shares or shareholders who hold their shares in the Royal Dutch Shell Corporate Nominee, or their duly appointed representatives, are entitled to attend, speak and vote at the AGM.
· For the purpose of determining who is entitled to attend or vote at the AGM, a person must be entered on the Register of Members or the register of the Royal Dutch Shell Corporate Nominee not later than 7.00 pm (Dutch time), 6.00 pm (UK time) on Sunday May 13, 2007. A shareholder’s voting entitlement will depend on the number of shares held at that time.
· A shareholder entitled to attend, speak and vote at the AGM may appoint a proxy to attend and speak and vote on their behalf on a poll or on a show of hands. A proxy need not also be a shareholder.
If a shareholder does not specify how they want their proxy to vote on the particular resolutions, the proxy may vote or abstain as they see fit. A proxy may also vote or abstain as he or she sees fit on any other business which properly comes before the AGM.
If shares are held through the Royal Dutch Shell Corporate Nominee and no voting instructions are received or specified, the Corporate Nominee will not cast the votes attached to such shares.
If two or more shareholders jointly hold shares in the Company, each shareholder may attend, speak and vote at the AGM, appoint a proxy or give voting instructions. However, if more than one joint holder votes, appoints a proxy or gives voting instructions, the only vote, appointment or voting instruction which will count is the vote, appointment or voting instruction of the joint holder whose name is listed first on the register.
· A pre-paid Form of Proxy, or a Voting Instruction Form in the case of those who hold their shares in the Royal Dutch Shell Corporate Nominee, is enclosed for the use of those who cannot attend the meeting but wish to vote or appoint a proxy. No envelope is necessary, but if shareholders prefer, they may enclose the form in an envelope (no stamp required if posted in the UK) and address it to Lloyds TSB Registrars, FREEPOST (SEA 7148), The Causeway, Worthing, West Sussex BN99 6BA. Shareholders who are not resident in the UK are requested to use an envelope, affix the appropriate postage stamp and send it to: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA United Kingdom.
· Forms of Proxy and Voting Instruction Forms must reach the Company’s Registrar not less than 48 hours before the time for holding the AGM. It is also possible to vote or register a proxy appointment electronically as explained on page 11.
· Shareholders who have completed a Form of Proxy or Voting Instruction Form may still attend the AGM and vote in person should they wish to do so, but they are requested to bring the Admittance Card with them to the meeting.
Shareholders holding their shares through Euroclear Nederland (via Banks or Brokers)
Shareholders holding their shares through Euroclear Nederland B.V. (“Euroclear”) via banks and brokers are not included in the Company’s Register of Members — such shares are included in the Register of Members under the name of Euroclear. If shareholders who hold their shares through Euroclear wish to (i) attend the AGM or (ii) appoint a proxy to attend, speak and vote on their behalf or (iii) give voting instructions without attending the meeting, they must instruct Euroclear accordingly. To do this, shareholders are advised to contact their bank or broker as soon as possible and advise them which of the three options they prefer. In all cases the validity of the instruction will be conditional upon ownership of the shares not later than 7.00 pm (Dutch time), 6.00 pm (UK time) on Sunday May 13, 2007.
Shareholders holding their shares through Euroclear and who indicate they wish to attend the AGM will not receive an admittance card. They may therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence.
Holders of American Depositary Receipts (ADRs)
Registered ADR holders who wish to attend the AGM or wish to have their votes cast on their behalf should indicate accordingly on the Voting Instruction Card and return it to the Depositary, The Bank of New York. Those who hold their ADRs beneficially through a bank or broker and wish to attend the AGM or have their votes cast on their behalf should contact their bank or broker as soon as possible.
The Depositary, The Bank of New York, can be contacted on telephone number 888 737 2377 (from within the US) or +1 212 815 3700 (from outside the US). Holders of ADRs wishing to attend the AGM will not receive an admittance card and may therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence.

Electronic Proxy Appointment
Registered shareholders who would prefer to register a proxy appointment with the Registrar via the Internet instead of by hard-copy (sent by post or by hand) may do so by accessing the website www.sharevote.co.uk. Shareholders who hold their shares through the Royal Dutch Shell Corporate Nominee may also register their voting instructions for the AGM via the same corporate website.
Details of how to register an electronic proxy appointment and voting instructions are set out on the website, but please note the following:
· This method of registering proxies is an alternative to the traditional hard copy appointment of proxies which will continue unaltered. The electronic facility is available to all shareholders and those who use it will not be disadvantaged.
· This facility provides for the electronic appointment of a proxy and not direct electronic voting. Accordingly, the person appointed as proxy will have to attend the meeting in person and vote on behalf of the shareholder.
· No special software is required in addition to Internet access.
· To register on the website www.sharevote.co.uk it will be necessary to quote the reference numbers which are set out directly below the shareholder’s name on the enclosed Form of Proxy or Voting Instruction Form. These numbers are unique to the particular holding and the 2007 AGM and contain special security aspects to prevent fraudulent replication.
· In the interests of security, the reference numbers will not be re-issued, so if you consider that you might want to register your proxy appointment or your voting instructions electronically after submitting the paper form, please retain a note of the Reference Number, Card ID and Account Number before dispatching the paper form.
· An electronic appointment of a proxy or registration of voting instructions will not be valid if sent to any address other than www.sharevote.co.uk and will not be accepted if found to contain a virus.
· If you have already submitted a Form of Proxy or Voting Instruction Form, in either hard copy or electronic form, you may change your appointment or voting instructions by submitting a new form in either hard copy or electronic form to be received by the Registrar not later than 11.00 am (Dutch time), 10.00 am (UK time) on Sunday May 13, 2007. If two valid Forms of Proxy or Voting Instruction Forms are received from the same shareholder before the relevant closing time, the one last received will be counted. The final time for receipt of proxies is 11.00 am (Dutch time), 10.00 am (UK time) on Sunday May 13, 2007.
CREST Electronic Proxy Appointment
CREST members who wish to appoint a proxy through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Lloyds TSB Registrars (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Lloyds TSB Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.
After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.
CREST members and, where applicable, their CREST sponsors or voting service providers, should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed (a) voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.
The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
Shares and Voting Rights
The total number of Royal Dutch Shell plc shares in issue as at March 7, 2007 is 3,681,560,000 A shares and 2,759,360,000 B shares, each with voting rights. The Company holds no shares in treasury.
Documents available for inspection
The following documents, which are available for inspection during normal business hours at the registered office of the Company on any weekday (Saturdays, Sundays and public holidays excluded), will also be available for inspection at each of the AGM venues from 10.45 am (Dutch time), 9.45 am (UK time) on the day of the AGM until the conclusion of the AGM:
· a copy of each Director’s contract of service;
· the register of interests of the Directors (and their families) in the share capital of the Company;
· the terms and conditions of appointment of the Non-executive Directors;
• the Memorandum and Articles of Association.

Attendance - The Hague, The Netherlands

Venue

Circustheater, Circusstraat 4, 2586 CW The Hague,
The Netherlands.

Time

Meeting starts at 11.00 am (Dutch time).
Registration is open from 9.30 am (Dutch time).

How to ask a question

There will be dedicated question points located in the main auditorium. Ushers will be available to direct you to the question points and it is suggested that you sit in these areas should you wish to raise a question.

Voting

Shareholders in both The Hague and London will be able to vote simultaneously, using the electronic handsets provided, on each of the resolutions and any other matter which may properly come before the meeting.

Refreshments

Tea and coffee will be served before the AGM and a light lunch will be served after the AGM.

How to get there

The Circustheater is located approximately 2 minutes away from the nearest tram stop (Kurhaus) – Tram 9 from The Hague Hollands Spoor Station and The Hague Central Station.

Car Parking

Car parks are located at Nieuwe Parklaan and Scheveningen Bad, Zwolsestraat (a return coach shuttle service is available from Scheveningen Bad, Zwolsestraat to the Circustheater).

Shareholders with special needs

There will be an induction loop system for those with hearing difficulties. Persons in wheelchairs should contact a member of staff on arrival. Anyone accompanying a person in need of assistance will be admitted to the AGM.

Security

In the interests of security, electrical equipment and cameras will not be permitted in the AGM. A routine bag search will be undertaken for those persons wishing to take bags into the AGM.


STRANDWEG
GEVERS DEYNOOTWEG
GRONINGSESTRAAT
ZWOLSESTRAAT
Sea Life Scheveningen
Holland Casino Scheveningen
CIRCUSTHEATER
HARSTENHOEKWEG
BOSSCHESTRAAT
BADHUISWEG
GENTSESTRAAT
STEVINSTRAAT
ZWOLSESTRAAT
STEVINSTRAAT
GEVERS DEYNOOTWEG
DIRK HOOGENRAADSTRAAT
MESSSTRAAT
NIEUWE
PARKLAAN
GENTSESTRAAT
BADHUISWEG
DOORNIKSESTRAAT
Museum Scheveningen
Mets Tennisbanen
HAVENKADE
BADHUISKADE
NEPTUNUSSTRAAT
HARINGSTRAAT

12

Attendance - London, United Kingdom

Venue

Novotel London-West Hotel and Convention Centre,
1 Shortlands, Hammersmith, London W6 8DR
United Kingdom.

Time

Meeting starts at 10.00 am (UK time).
Registration is open from 8.30 am (UK time).

How to ask a question

There will be dedicated question points located in the main auditorium. Ushers will be available to direct you to the question points and it is suggested that you sit in these areas should you wish to raise a question.

Voting

Shareholders in both The Hague and London will be able to vote simultaneously, using the electronic handsets provided, on each of the resolutions and any other matter which may properly come before the meeting.

Refreshments

Tea and coffee will be served before the AGM and a light lunch will be served after the AGM.

How to get there

Novotel London-West Hotel and Convention Centre is located approximately 3 minutes away from Hammersmith Underground station which is served by the District, Piccadilly and Hammersmith & City Lines.

Car Parking

There are three large public car parks within easy reach which can accommodate approximately 1,500 vehicles (as shown on the map below).

Shareholders with special needs

There will be an induction loop system for those with hearing difficulties and a sign language interpreter will also be available during the meeting. Persons in wheelchairs should contact a member of staff on arrival. Anyone accompanying a person in need of assistance will be admitted to the AGM.

Security

In the interests of security, electrical equipment and cameras will not be permitted in the AGM. A routine bag search will be undertaken for those persons wishing to take bags into the AGM.


GLENTHORNE RD
CAMBRIDGE GROVE
LEAMORE ST
NCP
Kings Mall
Kings Mall Shopping Centre
HAMMERSMITH GROVE
NCP
Hammersmith
SHEPHERD'S BUSH RD
BUTE GARDENS
WOLVERTON GARDENS
ROWAN RD
KING ST
BROADWAY
HAMMERSMITH RD
Hammersmith
NOVOTEL
Hotel Car Park
BUTTERWICK
SHORTLANDS
Bus Station & Shopping Centre
TALGARTH RD
A4
HAMMERSMITH FLYOVER
A4
HAMMERSMITH BRIDGE RD
QUEEN CAROLINE ST
Hammersmith Apollo Theatre
FULHAM PALACE RD

13

Annual Report and Form 20-F, Annual Review and Notice of Annual General Meeting
The Company’s Annual Report and Form 20-F for the year ended December 31, 2006, the Annual Review and Summary Financial Statements 2006 and 2007 Notice of Meeting are available on www.shell.com.
If you would like, free of charge, a hard copy of any of these documents, please contact the following:
Royal Dutch Shell plc c/o Euro Mail B.V. Tel: +31 (0)182 645669 Email: shell@euromail.nl
or
Royal Dutch Shell plc c/o Bankside Tel: +44 (0)1635 232700 Email: bbs@shellbankside.co.uk

Registered in England and Wales number 4366849 Registered office: Shell Centre London SE1 7NA
Headquarters: Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands Registered with the Dutch Trade Register under number 34179503